CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, July 4, 2005

RESIGNATION OF A DIRECTOR

Cambior Inc. announces the resignation of Mr. Kazuo Shuto as director, effective today. Mr. Shuto cited his increased involvement as a director of Jipangu Inc. as it pursues its expansion plans in the mining business as the reason for his resignation.

Louis P. Gignac, President and Chief Executive Officer of Cambior stated: "Mr. Shuto initially joined the Company's Board of Directors in 2003. We would like to express our appreciation to him for his contribution to the Company's Board and our Safety and Sustainability Committee."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

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DÉMISSION D'UN ADMINISTRATEUR

Longueuil, 4 juillet 2005

Cambior inc. annonce la démission de Monsieur Kazuo Shuto en qualité d'administrateur, en vigueur dès aujourd'hui. Monsieur Shuto a avisé que sa démission découle d'un accroissement de ses tâches d'administrateur de Jipangu Inc. qui poursuit un programme d'expansion dans le secteur minier.

Louis P. Gignac, président et chef de la direction de Cambior inc. a déclaré : « M. Shuto s'est initialement joint au conseil d'administration de la Compagnie en 2003. Nous tenons à le remercier pour sa contribution au conseil et au comité de sécurité et développement durable. »

Cambior inc. est un producteur aurifère international avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Ses bons de souscription « CBJ.WT.C » et « CBJ.WT.D » sont inscrits à la cote de la Bourse de Toronto.

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For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC.
Bryan A. Coates
Vice President Finance and Chief Financial Officer /
Vice-président Finances et Chef de la direction financière
Tel.: (450) 677-2912
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
CP-2005-11